[WLRK Letterhead]

October 7, 2009

VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Facsimile: (202) 772-9203

Re:	Facet Biotech Corporation
Supplemental Response Letter dated September 29, 2009
Amendment No. 1 to Schedule TO-T filed on September 22, 2009
Filed by FBC Acquisition Corp. and Biogen Idec Inc.
Schedule TO-T filed on September 21, 2009
File No. 005-84407

Dear Ms. Kim:

               On behalf of FBC Acquisition Corp. (“Purchaser”) and Biogen Idec Inc. (“Biogen Idec”), set forth below are responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter to Ms. Susan H. Alexander, dated October 1, 2009, regarding the above-referenced filings. Additionally, herewith filed via EDGAR is a compete copy of Amendment No. 2 (“Amendment No. 2”) to the Schedule TO-T filed by Biogen Idec and Purchaser on September 21, 2009 and amended by Amendment No. 1 filed on September 22, 2009.

               Amendment No. 2 incorporates changes responsive to the comments set forth in the Staff’s October 1, 2009 comment letter. For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in bold italicized text, with the response immediately following each such comment. Terms not otherwise defined in this letter have the meanings given them in the Schedule TO-T, as amended.

Offer to Purchase

Summary Term Sheet

What are the most significant conditions to the Offer, page 2

          1.      We note your response to comment one in our letter dated September 24, 2009; however, we reissue our comment. Please revise to clarify that the Section 203 Condition can be satisfied by the issuer’s board approving the acquisition of shares, as indicated in your response. Regarding the Impairment Condition, please revise to describe how you will determine that a transaction will impair your ability to acquire the Company or diminish the expected value to Biogen.

                  Amendment No. 2 amends the language appearing on page 2 of the Offer to Purchase in response to the Staff’s comment to read as follows (with additions marked as underlined and deletions marked by a carat below):

        The Company Board has the ability to satisfy certain of the principal conditions to the Offer, including the Section 203 Condition, the Rights Condition and the Impairment Condition. Biogen Idec and Purchaser believe that, to the extent possible, the Company Board should take all necessary actions to facilitate consummation of the Offer and hereby request that they do so. For example, the Company Board can satisfy the Section 203 Condition by approving the purchase of Shares in the Offer for purposes of Section 203 under the Delaware General Corporation Law and not revoking such approval prior to the expiration of the Offer. Although we believe that, under the circumstances of the Offer, the Company Board should ^act to satisfy the conditions to the Offer, there can be no assurance that the Company Board will ^do so. If the Company Board does not act to satisfy the conditions and facilitate the Offer, we will not be able to consummate the Offer.

        For purposes of determining whether the Impairment Condition has been triggered, Biogen Idec and Purchaser will evaluate any information concerning any agreement or transaction that the Company announces or otherwise discloses. If Biogen Idec believes, in its reasonable judgment, that such agreement or transaction has the consequences specified in the Impairment Condition, Biogen Idec and Purchaser would publicly disclose such determination as well as whether or not we will proceed with the Offer and waive the Impairment Condition with respect to the triggering agreement or transaction. For a discussion of Biogen Idec’s and Purchaser’s obligations in connection with the waiver of a material condition to the Offer, see “The Offer—Extension of Tender Period; Termination; Amendment.”

Acceptance for Payment and Payment, page 9

          2.       We note your response to comment 4; however, we reissue our comment.  Please revise to delete the reference to “as practicable” or advise us.

                   Amendment No. 2 amends the language appearing on page 10 of the Offer to Purchase in response to the Staff’s comment to delete the reference to “as practicable.”

Available Information, page 16

          3.     We note your response to comment 5 in our letter dated September 24, 2009; however, we reissue our comment. You may retain the portion of the disclosure stating that the information is based on publicly available documents prepared by others, but please revise to omit the disclaimer language that you take no responsibility for the accuracy and completeness of the information in the Offer to Purchase with respect to Facet Biotech.

                  Amendment No. 2 amends the language appearing on page 17 of the Offer to Purchase in response to the Staff’s comment to read as follows (with additions marked as underlined and deletions marked by a carat below):

        Except as otherwise provided in this offer to purchase, the information concerning the Company contained herein has been taken from or is based upon Company reports and other Company documents ^filed with the SEC or otherwise publicly available. ^As Biogen Idec and Purchaser do not have access to the Company’s books and records and were not involved in the preparation of the Company’s SEC filings and other disclosure, neither Biogen Idec nor Purchaser is able to verify the information contained in such Company filings and disclosure.

*           *          *

                  We very much appreciate the Staff’s review of this filing. If you have any questions regarding these responses, please do not hesitate to contact me at (212) 403-1206, Nancy B. Greenbaum at (212) 403-1339 or David B. Feirstein at (212) 403-1106.

Very truly yours,
/s/ Patricia A. Vlahakis

cc:	Ms. Susan H. Alexander – Executive Vice President, General Counsel and Secretary of Biogen Idec Inc.